October 26, 2018

William A. Hickey, Jr.
Executive Vice President and Chief Financial Officer
Kingsway Financial Services Inc.
45 St. Clair Avenue West, Suite 400
Toronto, Ontario M4V 1K9
Canada

       Re: Kingsway Financial Services Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 16, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 8, 2018
           File No. 001-15204

Dear Mr. Hickey:

        We have reviewed your October 19, 2018 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
October 12, 2018 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Consolidated Financial Statements (Unaudited)
Note 12: Revenue from Contracts with Customers, page 21

1. You assert in your response to the second bullet of our prior comment that "the quantitative and qualitative aspects, when considered together, support a conclusion that the adjustments do not represent a material misstatement of the previously issued interim financial statements for the three-month period ended March 31, 2018 and the three and
 William A. Hickey, Jr.
Kingsway Financial Services Inc.
October 26, 2018
Page 2
         six-month periods ended June 30, 2018." Notwithstanding your assertion, please:
           Represent to us that you will revise your proposed accounting and disclosure to be made in your upcoming Form 10-Q for the quarterly period ended September 30, 2018 to reflect your error correction in each of the first two quarters of 2018. In this regard, represent to us that you will disclose therein the effects of the error on and the restated
             amounts for revenue, loss from continuing operations, net loss and related per share amounts for each of the quarters ended March 31, and June 30, 2018 and the six months ended June 30, 2018.
           Represent to us that, in future filings that include these periods, you will revise the financial statements for those quarters and six month period to correct the error.
           Tell us how you considered the impact of the error discovery as to whether or not your disclosure controls and procedures are effective at September 30, 2018, and provide us an analysis if you conclude they are effective pursuant to Item 307 of Regulation S-K.
        You may contact Mark Brunhofer at (202) 551-3638 or Jim Rosenberg at
(202) 551-
3679 if you have any questions.



FirstName LastNameWilliam A. Hickey, Jr.                        Sincerely,
Comapany NameKingsway Financial Services Inc.
                                                                Division of
Corporation Finance
October 26, 2018 Page 2                                         Office of
Healthcare & Insurance
FirstName LastName